[Letterhead of Cabela’s Incorporated]

March 13, 2014

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jennifer Thompson, Accounting Branch Chief
Mail Stop 3561

Re:    Cabela's Incorporated
Form 10-K for the Fiscal Year Ended December 29, 2012
Filed February 20, 2013
File No. 1-32227
Dear Ms. Thompson:
On behalf of Cabela's Incorporated (the “Company”), and in connection with the Company's Form 10-K for the fiscal year ended December 29, 2012, filed on February 20, 2013, I am writing in response to the comments set forth in your letter addressed to me, dated February 12, 2014 (the “Comment Letter”). The Staff's comments are repeated below in italics for the convenience of the Staff, with the Company's response to each comment set forth immediately following each comment.
Form 10-K for the Fiscal Year Ended December 29, 2012
Item 8. Financial Statements and Supplementary Data, page 66
15. Impairment and Restructuring Charges, page 89
Land Held for Sale, page 89

1.
We note your response to comment 3 in our letter dated December 27, 2013. You state you do not believe the disclosure requirements of ASC 205-20-50-1 are applicable to the Colorado Property. Please explain in detail, including the facts, circumstances and relevant accounting literature with citations you considered in concluding the disclosure requirements of ASC 205-20-50-1 are not applicable to the Colorado Property.

Securities and Exchange Commission
March 13, 2014

To further clarify our January 28, 2014, response, the Company believed that it had satisfied the disclosure requirements of ASC 205-20-50-1 and that no additional disclosures were required. We have outlined our considerations of the relevant accounting literature below. In consideration of the Staff's comments, though, we provided enhanced disclosures relating to the Colorado Property in the MD&A and Note 14 to the consolidated financial statements included in our 2013 Form 10-K filed on February 21, 2014.
At the end of December 2012, because we no longer planned to develop the Colorado Property, or any other property we owned, except for our retail store sites, we removed the phrase "or development" from the title of this group of assets, but retained the title "land held for sale." Pursuant to the applicable accounting guidance, the Colorado Property has never met the criteria of ASC 360-10-45-9 in order to be classified as held for sale. Specifically, the Colorado Property did not meet the criteria in paragraph (d) because the transfer of the assets was not expected to qualify for recognition as a completed sale, within one year, due to the negotiations that the buyer was undertaking with the City of Wheat Ridge, Colorado, related to the economic incentive arrangements, which did not meet the exceptions permitted by ASC 360-10-45-11. Additionally, the Colorado Property did not meet the criteria in paragraph (f) as actions required to complete the plan (agreement between the buyer and the City of Wheat Ridge, Colorado) could have resulted in significant changes to the plan or the plan could have been withdrawn. Therefore, at the end of December 2013 and 2012, we did not have any long-lived assets that would be classified as held for sale pursuant to the criteria of ASC 360-10-45-9. To eliminate any confusion to readers of the Company's financial statements, all of our unimproved land not used in our merchandising business, including the Colorado Property, was classified as "other property" in "other assets" in the consolidated balance sheet at the end of December 2013. The carrying value of our "other property," which is classified as held and used under ASC 360, was only $15 million and $23 million at the end of 2013 and 2012, respectively. We intend to sell this "other property" as soon as it is economically feasible to do so, and we continue to monitor the property for impairment.

As a result of the impairment loss recognized on the Colorado Property in 2012, the Company considered the guidance in ASC 360-10-50-3, which indicates that the disclosure requirements of ASC 205-20-50-1 are also applicable to long-lived assets (disposal groups) that are classified as held and used. Discussion of our analysis of the disclosure requirements of ASC 205-20-50-1 as applicable to the Colorado Property is provided below.

ASC 205-20-50-1 provides, among other criteria, that "[t]he following shall be disclosed in the notes to financial statements that cover the period in which a long-lived asset (disposal group) either has been sold or is classified as held for sale under the requirements of paragraph 360-10-45-9":

a.
A description of the facts and circumstances leading to the expected disposal, the expected manner and timing of that disposal, and, if not separately presented on the face of the statement, the carrying amount(s) of the major classes of assets and liabilities included as part of a disposal group.

Securities and Exchange Commission
March 13, 2014

b.
The gain or loss recognized in accordance with paragraphs 360-10-35-40 and 360-10-40-5 and if not separately presented on the face of the income statement, the caption in the income statement or the statement of activities that includes that gain or loss.

c.	If applicable, amounts of revenue and pretax profit or loss reported in discontinued operations.

d.	If applicable, the segment in which the long-lived asset (disposal group) is reported under Topic 280.
We believe that our disclosures in our 2012 Form 10-K for the Colorado Property were sufficient to meet the first disclosure requirement of ASC 205-20-50-1. In our 2012 Form 10-K, we provided disclosures in the MD&A and Note 15 to the consolidated financial statements regarding the impairment losses of our other property, including the Colorado Property. However, in response to the Staff's comment, and based on our further analysis of this disclosure requirement, we enhanced our disclosures in the MD&A and Note 14 to the consolidated financial statements included in our 2013 Form 10-K to describe in more detail the facts and circumstances leading to the expected disposal of the Colorado Property, the expected manner and timing of that disposal, the decrease in the value of the Colorado Property, and the factors that led to the basis of the updated appraisal. These disclosures are set out below at the end of our response to comment 1.
We do not believe that the second disclosure requirement of ASC 205-20-50-1 to disclose "[t]he gain or loss recognized in accordance with paragraphs 360-10-35-40 and 360-10-40-5 and if not separately presented on the face of the income statement, the caption in the income statement or the statement of activities that includes that gain or loss" applies to the Colorado Property. The Colorado Property has never met the criteria of ASC 360-10-45-9 to be classified as held for sale nor has the property been sold.

With respect to the third disclosure requirement relating to discontinued operations, we have classified all of our unimproved land, including the Colorado Property, not used in our merchandising business as "other property" and included the carrying value ($15 million at the end of 2013 and $23 million at the end of 2012) in "other assets" in our consolidated balance sheet. None of our "other property" generates operating revenue and such property is considered a non-productive asset. Because our "other property" does not constitute "discontinued operations," we do not believe that this disclosure requirement is applicable.

We believe that our disclosures in our 2012 Form 10-K for the Colorado Property were sufficient to meet the fourth disclosure requirement relating to operating segment disclosure. In Note 24 to the consolidated financial statements in our 2012 Form 10-K, we state that the Corporate Overhead and Other segment includes "other corporate long-lived assets." In the MD&A within our 2012 Form 10-K, we disclose that all impairment and restructuring charges, which includes the loss related to the Colorado Property, are recorded to the Corporate Overhead and Other segment. In Note 14 to the consolidated financial statements in our 2013 Form 10-K, we have further clarified that we classified the Colorado Property as other property in the Corporate Overhead and Other segment.

Securities and Exchange Commission
March 13, 2014

For the Staff's convenience, the disclosures in Note 14 to the consolidated financial statements included in our 2013 Form 10-K are provided below.
Other Property:
In 2004, the Company acquired property near Denver, Colorado ("the Colorado Property”) with the intent to build a Cabela’s retail store at that location. The appraised value of the Colorado Property at that time was based on the projected cash flows from the Company’s prospective retail store development. In the second quarter ended June 2011, we made a decision not to locate a retail store on the Colorado Property, nor to further develop the Colorado Property, but to dispose of it, and instead to build two retail stores in different locations in the greater Denver area. We publicly announced this decision in July 2011. As a result, we classified the Colorado Property as other property in the Corporate Overhead and Other segment. Shortly after we publicly announced that we would not develop a retail store on the Colorado Property, we received a letter of intent from a developer offering to purchase the property. The letter of intent provided evidence of the fair value of the Colorado Property, which, at the time, resulted in an impairment loss of $3,348 that was recognized in the third quarter of 2011. The developer’s purchase offer expired in 2012, and the Company continued to market the property for sale and sought an appraisal. In January 2013, we received an appraisal report on the Colorado Property. This appraisal report concluded that the carrying value of the Colorado Property was higher than the estimated fair value, resulting in an additional impairment loss of $14,946, which was recognized in the fourth quarter of 2012. After the impairment loss was recognized, the carrying value of the Colorado Property was $5,820 at the end of 2012. The 2013 appraisal was based on the sales comparison approach to estimate the “as-is” fee simple market value of the subject property (Level 2 inputs). The appraiser determined that the highest and best use of the Colorado Property was as raw land, because the demographics, excess retail space, and the economy in the geographic area would no longer support a value high enough to justify the cost of developing the property.

At December 2013 and 2012, we classified all of our unimproved land not used in our merchandising business as "other property" and included the carrying value of $15,109 and $23,448 at the end of 2013 and 2012, respectively, in other assets in the consolidated balance sheet. We intend to sell any of our remaining other property as soon as any such sale could be economically feasible, and we continue to monitor such property for impairment.
In the fourth quarter of 2012, the Company also recognized an impairment loss on a second property on an arms-length sales contract of adjoining land anticipated to close in mid-2013 (Level 2 inputs). Subsequently, this tract of land was sold in December 2013. In 2011, we wrote down the carrying value of certain other properties based on signed agreements for their sale. We recognized impairment losses totaling $17,694 and $4,617 in 2012 and 2011, respectively. There were no impairment losses related to other property in 2013.

Securities and Exchange Commission
March 13, 2014

Local economic trends, government regulations, and other restrictions where we own properties may impact management projections that could change undiscounted cash flows in future periods which could trigger possible future write downs.

2.
We note your response to comment 4 in our letter dated December 27, 2013. Please explain in detail what you believe are the factors that contributed to the decrease from $20.8 million to $5.2 million from April 2012 to December 2013, respectively, in the fair market value of the Colorado Property. Please specifically address in detail why you believe you were able to enter into a contract for the sale of the Colorado Property for an amount that appears to be significantly in excess of the fair value of an appraisal conducted upon its expiration. Furthermore, please tell us what consideration you gave to disclosing the factors contributing to the decrease in fair value within your discussion of the impairment within MD&A, and why you believe your current disclosure provides readers with sufficient information to understand why the decline occurred.

As noted in our prior response, the value of the Colorado Property as of January 2010 was based in large part on the projected cash flows from the Company’s prospective retail store that was originally planned to be developed on this property and the economic incentive arrangements anticipated with the City of Wheat Ridge, Colorado. After we publicly announced in July 2011 that we would not develop a retail store on the Colorado Property, we received a letter of intent in September 2011 from a buyer to purchase the property, presumably to be developed in a manner similar to Cabela’s prior retail development plans, including similar economic incentive arrangements. The letter of intent to purchase the Colorado Property provided specific evidence of the property’s fair value and, at the time, resulted in the Company recognizing an impairment charge of $3.3 million to align the property’s estimated fair value ($20.8 million) with the market value established by this letter of intent.
The decrease in the fair value of the Colorado Property in December 2012 from the carrying value of $20.8 million was determined from the updated appraisal received in January 2013. The updated appraisal, yielding a value of $5.2 million, was performed based upon the sale of similar properties in the area rather than being based on the property’s prospective developed value. The appraiser determined that the highest and best use of the Colorado Property was as raw land because the demographics, excess retail space, and the economy in the geographic area would no longer support a value high enough to justify the cost of developing the property. We believe we were able to enter into the September 2011 letter of intent at a value in excess of the January 2013 appraised value because of the expected economic incentive arrangements the buyer expected to negotiate with the City of Wheat Ridge, Colorado, as part of the overall retail development.
As explained in our response to comment number 1, we enhanced our disclosures in the MD&A and Note 14 to the consolidated financial statements included in our 2013 Form 10-K to describe in more detail the decrease in the value of the Colorado Property as well as the factors that led to the basis of the updated appraisal.

Securities and Exchange Commission
March 13, 2014

3.
Please explain in detail how the approach you refer to as the “cost approach” of valuing the Colorado Property takes into consideration the highest and best use valuation premise for non-financial assets as discussed within ASC 820-10-35-10E and 35-11A and how you ultimately concluded the resulting valuation was most representative of fair value. Additionally, please tell us whether the highest and best use of the asset has changed during the periods presented, and if so, why.

During 2010 and into 2011, the highest and best use of the Colorado Property was considered by the Company to be development into retail space as we initially planned to build a 185,000 square foot retail destination showroom store, with the whole development expected to feature about one million square feet of retail space on approximately 210 acres, including three major anchors. However, by June 2011, we had decided not to build a large traditional destination retail store at this location. Instead, we decided to shift our focus to our new next-generation store format in conjunction with the successes that we experienced in 2011 with the opening of this type of store. These next-generation stores are more standardized, are adaptable to more markets, and allow us to be more efficient in our operations by reducing our capital investment requirements and increasing sales per square foot.
In addition, after the September 2011 purchase agreement that the Company had entered into with a developer to sell the Colorado Property expired in 2012, research performed by the appraiser indicated that the “bonding and zoning to date is a mismatch for the current market and IGA [Inter-government Agreement] potential.” At the time of the appraisal, the appraiser determined that if the Colorado Property had all of its infrastructure in place, its value would be approximately $26 million, but costs to complete the infrastructure were estimated by the appraiser to approximate $35 million. The appraiser determined that the highest and best use of the Colorado Property was as raw land, because the demographics, excess retail space, and the economy in the geographic area would no longer support a value high enough to justify the cost of developing the property. Thus, the Company, based on this appraisal, viewed a sale of the Colorado Property as raw land as being the highest and best use of this property.
As noted in ASC 820 "Fair Value Measurements and Disclosures," specifically 820-10-35-10E.b., “The highest and best use of a nonfinancial asset might provide maximum value to market participants on a standalone basis. If the highest and best use of the asset is to use it on a standalone basis, the fair value of the asset is the price that would be received in a current transaction to sell the asset to market participants that would use the asset on a standalone basis.” Since further development of the Colorado Property land to a retail property would not make economic sense, the appraised value was based on the Colorado Property on a standalone basis - that is, the price for which the Colorado Property land could be sold “as is,” as discussed in our response to comment number 2 above.

Securities and Exchange Commission
March 13, 2014

Schedule II Valuation and Qualifying Accounts, page 108

4.
We note your response to comment 6 in our letter dated December 27, 2013. Please show us what your Schedule II would have looked like if it had been included in your Form 10-K for the fiscal year ended December 29, 2012 including the changes you propose to make in future filings.

We respectfully advise the Staff that beginning with our 2013 Form 10-K filed on February 21, 2014, we presented Schedule II as follows:
CABELA’S INCORPORATED AND SUBSIDIARIES
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
(In Thousands)

	Beginning of Year Balance	Charged to Costs and Expenses	Charged to Other Accounts		Deductions	End of Year Balance

Year Ended December 28, 2013:
Allowance for doubtful accounts on accounts receivable balances	$1,178	$2,871	$—		$(2,841)	$1,208
Reserve for sales returns	21,971	—	2,646	(1)	—	24,617
Reserve on notes receivable	4,263	—	—		—	4,263
Allowance for credit card loan losses	65,600	43,223	—		(55,713)	53,110

Year Ended December 29, 2012:
Allowance for doubtful accounts on accounts receivable balances (2)	$4,772	$1,800	$—		$(5,394)	$1,178
Reserve for sales returns	19,507	—	2,464	(1)	—	21,971
Reserve on notes receivable	4,263	—	—		—	4,263
Allowance for credit card loan losses	73,350	42,760	—		(50,510)	65,600

Year Ended December 31, 2011:
Allowance for doubtful accounts on accounts receivable balances (2)	$3,416	$7,728	$—		$(6,372)	$4,772
Reserve for sales returns	21,808	—	(2,301)	(1)	—	19,507
Reserve on notes receivable	3,604	659	—		—	4,263
Allowance for credit card loan losses	90,900	39,287	—		(56,837)	73,350

(1)
Represents the net increase (decrease) in the reserve based upon the Company's evaluation of anticipated merchandise sales returns. These adjustments were recognized in merchandise sales in the Company's consolidated statements of income.

(2)
The Company has recast the prior period presentation of the allowance for doubtful accounts on accounts receivable balances to conform with current period presentation. Prior period charges and deductions were presented net in "Charged to Costs and Expenses" in the amount of $(3,594) and $1,356 for 2012 and 2011, respectively.

Securities and Exchange Commission
March 13, 2014

5.
We note your response to comment 7 in our letter dated December 27, 2013. We believe your reserve for estimated product returns should be included in Schedule II pursuant to Rule 12-09 of Regulation S-X. Please tell us any other quantitative or qualitative considerations you had in concluding your reserve for estimated product returns should be excluded from Schedule II or revise future filings to include this item. Additionally, please show us what your Schedule II would have looked like if your reserve for estimated product returns had been included in your Form 10-K for the fiscal year ended December 29, 2012 by incorporating it in the Schedule II you will provide in your response to comment 4.

We respectfully advise the Staff that we presented our reserve for estimated product returns in Schedule II beginning with our 2013 Form 10-K filed on February 21, 2014. Please refer to our response to comment number 4 above to see our Schedule II.
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (308) 255-1888 if you have any questions about the Company's responses.

Sincerely,
/s/ Ralph W. Castner
Ralph W. Castner
Executive Vice President and Chief Financial Officer